Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At June 30 2025	At December 31 2024
ASSETS
Current
Cash and cash equivalents (note 4)	$54,533	$$108,518
Trade and other receivables	4,115	3,075
Inventories	4,102	3,746
Investments-equity instruments (note 5)	7,563	6,292
Investments-uranium (note 7)	32,128	-
Prepaid expenses and other	2,984	2,093
	105,425	123,724
Non-Current
Inventories-ore in stockpiles	2,098	2,098
Investments-equity instruments (note 5)	5,075	1,755
Investments-uranium (note 5)	203,487	231,088
Investments-convertible debentures (note 5)	12,492	13,000
Investments-joint venture (note 6)	19,726	20,663
Restricted cash and investments	12,145	11,624
Property, plant and equipment (note 7)	265,419	259,661
Other long-term assets	1,016	-
Total assets	$626,883	$663,613
LIABILITIES
Current
Accounts payable and accrued liabilities (note 8)	$20,073	$21,333
Current portion of long-term liabilities:
Deferred revenue (note 9)	4,517	4,501
Reclamation obligations (note 10)	1,569	1,713
Other liabilities	567	6,344
	26,726	33,891
Non-Current
Deferred revenue (note 9)	28,222	29,492
Reclamation obligations (note 10)	31,145	30,601
Other liabilities	2,821	2,936
Deferred income tax liability	2,114	2,371
Total liabilities	91,028	99,291
EQUITY
Share capital (note 11)	1,666,474	1,665,189
Contributed surplus	74,785	73,311
Deficit	(1,207,036)	(1,176,000)
Accumulated other comprehensive income	1,632	1,822
Total equity	535,855	564,322
Total liabilities and equity	$626,883	$663,613
Issued and outstanding common shares (note 11)	896,422,542	895,713,101
Commitments and contingencies (note 18)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2025	2024	2025	2024

REVENUES (note 14)	$1,276	$1,326	$2,651	$2,158

EXPENSES
Operating expenses (note 14)	(1,386)	(1,367)	(2,609)	(2,587)
Exploration (note 14)	(2,510)	(1,755)	(10,564)	(7,168)
Evaluation (note 14)	(11,106)	(6,708)	(20,136)	(12,409)
General and administrative (note 14)	(4,603)	(3,741)	(9,346)	(7,325)
Other income (expense) (note 13)	32,822	(4,596)	5,415	(9,678)
	13,217	(18,167)	(37,240)	(39,167)
Income (loss) before net finance expense, equity accounting	14,493	(16,841)	(34,589)	(37,009)

Finance (expense) income, net (note 13)	(293)	902	(118)	1,743
Equity pick up-investment in associates (note 5)	(1,359)	-	(1,499)	-
Equity pick up-joint venture (note 6)	(426)	(547)	(937)	(1,128)
Income (loss) before taxes	12,415	(16,486)	(37,143)	(36,394)
Deferred Income tax recovery	83	45	6,107	73
Net income (loss) from continuing operations	12,498	(16,441)	(31,036)	(36,321)
Net income from discontinued operations, net of taxes (note 14)	-	471	-	471
Net income (loss) for the period	$12,498	$(15,970)	$(31,036)	$(35,850)

Other comprehensive income (loss):
Items that are or may be subsequently reclassified to income (loss):
Foreign currency translation change	(188)	(18)	(190)	(67)
Comprehensive income (loss) for the period	$12,310	$(15,988)	$(31,226)	$(35,917)

Continuing operations net income (loss) per share:
Basic	$0.01	$(0.02)	$(0.03)	$(0.04)
Diluted	$0.01	$(0.02)	$(0.03)	$(0.04)

Discontinued operations net income per share:
Basic	$-	$0.00	$-	$0.00
Diluted	$-	$0.00	$-	$0.00

Weighted-average number of shares outstanding (in thousands):
Basic	896,322	892,230	896,049	891,727
Diluted	903,172	892,230	896,049	891,727

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2025	2024

Share capital (note 11)
Balance-beginning of period	$1,665,189	$1,655,024
Other shares issued, net of issue costs	108	95
Share options exercised-cash	165	1,082
Share options exercised-transfer from contributed surplus	84	509
Share units exercised-transfer from contributed surplus	928	379
Balance-end of period	1,666,474	1,657,089

Contributed surplus
Balance-beginning of period	73,311	69,823
Share-based compensation expense (note 12)	2,486	2,212
Share options exercised-transfer to share capital	(84)	(509)
Share units exercised-transfer to share capital	(928)	(379)
Balance-end of period	74,785	71,147

Deficit
Balance-beginning of period	(1,176,000)	(1,084,881)
Net loss	(31,036)	(35,850)
Balance-end of period	(1,207,036)	(1,120,731)

Accumulated other comprehensive income (note 13)
Balance-beginning of period	1,822	1,818
Foreign currency translation	(190)	(67)
Balance-end of period	1,632	1,751

Total Equity
Balance-beginning of period	$564,322	$641,784
Balance-end of period	$535,855	$609,256

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2025	2024
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(31,036)	$(35,850)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	5,232	5,219
Fair value change (gains) losses:
Investments-equity instruments (notes 5 and 13)	(2,101)	3,424
Investments-uranium (note 5 and 13)	(4,527)	5,757
Investments-convertible debentures (notes 5 and 13)	508	1,435
Deferred consideration (notes 5 and 13)	(115)	-
Investment in associate-equity pick up (note 5)	1,499	-
Joint venture-equity pick up (note 6)	937	1,128
Recognition of deferred revenue (note 9)	(2,651)	(2,158)
Gain on property, plant and equipment disposals	-	(130)
Post-employment benefit payments	(29)	(65)
Reclamation obligation expenditures (note 10)	(522)	(1,216)
Share-based compensation (note 12)	2,486	2,212
Foreign exchange loss (gain) (note 13)	1,127	(1,111)
Deferred income tax recovery	(6,107)	(73)
Change in non-cash operating working capital items (note 13)	(4,545)	1,450
Net cash used in operating activities	(39,844)	(19,978)

INVESTING ACTIVITIES
Additions of property, plant and equipment (note 7)	(11,319)	(3,046)
Increase in restricted cash and investments	(521)	(830)
Purchase of equity investments (note 5)	(632)	-
Purchase of investment in joint venture (note 6)	-	(1,949)
Proceeds on disposal of investments – uranium (note 5)	-	13,598
Proceeds on disposal of property, plant and equipment	-	207
Net cash (used in) provided by investing activities	(12,472)	7,980

FINANCING ACTIVITIES
Proceeds from share options exercised (note 12)	165	1,082
Repayment of debt obligations	(242)	(119)
Payment of issue costs	(252)	-
Net cash (used in) provided by financing activities	(329)	963

Decrease in cash and cash equivalents	(52,645)	(11,035)
Foreign exchange effect on cash and cash equivalents	(1,340)	1,048
Cash and cash equivalents, beginning of period	108,518	131,054
Cash and cash equivalents, end of period	$54,533	$121,067

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2025
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, development and mining of uranium bearing properties, as well as the processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 70.55% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 9).

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%), and the Christie Lake project (JCU 34.4508%). See note 6 for details.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2024. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on August 7, 2025.

3.
MATERIAL ACCOUNTING POLICIES

The material accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2024.

The Company has considered the amendment to IAS 21: The effects of changes in foreign exchange rates, which are effective for annual periods beginning on or after January 1, 2025 and has concluded that this amendment has no impact on the Company’s condensed interim consolidated financial statements.

Changes in Accounting Standards not yet effective

In April 2024, the IASB announced IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements, which sets out presentation and disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes.

Further, operating expenses are presented directly on the face of the income statement – classified either by nature, by function, or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature.

IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The Company is assessing the impact of IFRS 18 on the consolidated financial statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is assessing the impact of these amendments on the consolidated financial statements.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Cash	$1,456	$1,113
Cash in MLJV and MWJV	3,341	2,969
Cash equivalents	49,736	104,436
	$54,533	$108,518

5.
INVESTMENTS

The investments balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Investments:
Equity instruments
Shares	$7,555	$6,280
Warrants	1,433	280
Investment in Associates	3,650	1,487
Convertible Debentures	12,492	13,000
Physical Uranium	235,615	231,088
	$260,745	$252,135

Investments-by balance sheet presentation:
Current	$39,691	$6,292
Long-term	221,054	245,843
	$260,745	$252,135

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Investment in Associates	Convertible Debentures	Physical Uranium	Total Investments

Balance-December 31, 2024	$6,560	$1,487	$13,000	$231,088	$252,135
Acquisition of investments	327	3,662	-	-	3,989
Change in fair value (note 13)	2,101	-	(508)	4,527	6,120
Equity pick up of associates	-	(1,499)	-	-	(1,499)
Balance-June 30, 2025	$8,988	$3,650	$12,492	$235,615	$260,745

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investment in equity instruments and debentures

At June 30, 2025, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date, investment in associates, as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

Investment in associates

At June 30, 2025, the Company has investments in two entities, whereby significant influence can be demonstrated, and the investments are accounted for as investment in associates.

Denison completed a transaction with Foremost Clean Energy Ltd. (“Foremost”) in October 2024, which grants Foremost a multi-phase option to acquire up to 70% of Denison’s interest in 10 non-core uranium exploration properties.

The Company accounts for its investment in Foremost as an investment in an associate using the equity method, as it has determined it has significant influence over Foremost, due to Denison’s board representation rights. Denison records its equity share of earnings (loss) in Foremost one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. As at June 30, 2025, based on the most recent publicly available information the Company recognized share ownership of 18.98% of the issued and outstanding common shares of Foremost (holding 1,977,410 Foremost common shares) and its equity pick up of Foremost amounted to $1,105,000 for the six months ended June 30, 2025.

In January 2025, Foremost completed a spin-out of its gold and silver properties into a new stand-alone public company named Rio Grande Resources Ltd. (‘Rio Grande’). As a result of the spin-out transaction, the Company received 2,739,620 common shares of Rio Grande. The Company accounts for the Rio Grande shares as an equity instrument, as it cannot demonstrate significant influence, and any changes in the fair value are recorded in net loss.

On January 13, 2025, Denison closed a transaction with Cosa Resources Corp (“Cosa”), under which Cosa acquired a 70% interest in Denison's Murphy Lake North, Darby, and Packrat properties (collectively the ‘Cosa Transaction’).

As consideration for the Cosa Transaction, Cosa issued 14,195,506 common shares to Denison, equivalent to 19.95% of the outstanding common shares of Cosa following completion of the Cosa Transaction.

Additionally, Cosa will be required to:
●
issue Denison a further $2,250,000 in deferred consideration shares within a five-year period beginning at the closing date of the transaction;
●
fund 100% of the next $1,500,000 in exploration expenditures on Murphy Lake North by December 31, 2027, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator; and
●
fund 100% of the next $5,000,000 in exploration expenditures on Darby by June 30, 2029, otherwise Denison's ownership interest in the property will increase to 51% and Denison will become the operator.

In February 2025, the Company participated in a private placement to maintain its approximate ownership percentage interest in Cosa and acquired an additional 2,527,666 common shares and 1,263,833 share purchase warrants for total consideration of $632,000.

The Company accounts for its investment in Cosa as an investment in an associate using the equity method, as it has determined that it has significant influence over Cosa, due to board representation rights. Denison records its equity share of earnings (loss) in Cosa one quarter in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting. As of June 30, 2025, based on the most recent publicly available information the Company recognized share ownership of 18.81% of the issued and outstanding common shares of Cosa (holding 16,723,172 Cosa common shares) and its equity pick up of Cosa, amounted to $394,000 for the six months ended June 30, 2025.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investment in uranium

At June 30, 2025, the Company holds a total of 2,200,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $235,615,000 (USD$172,700,000 or USD$78.50 per pound of U3O8). At December 31, 2024, the Company held 2,200,000 pounds of U3O8 at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $231,088,000 (USD$160,600,000 or USD$73.00 per pound of U3O8).

During June 2025, the Company entered into three uranium sales contracts to sell 300,000 pounds of U3O8 at an average price of US$76.00 per pound. These transactions have settled or are expected to settle in the third quarter of 2025.

6.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Investment in joint venture:
JCU	$19,726	$20,663
	$19,726	$20,663

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2024	$20,663
Investment at cost:
Equity share of loss	(937)
Balance-June 30, 2025	$19,726

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (Uranium Energy Corp. 65.5492%).

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At June 30	At December 31
(in thousands)	2025	2024

Total current assets(1)	$1,143	$3,226
Total non-current assets	39,250	38,838
Total current liabilities	(401)	(544)
Total non-current liabilities	(542)	(194)
Total net assets	$39,450	$41,326

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended
May 31, 2025(2)

Revenue	$-
Net loss	(1,874)

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2024	$41,326
Net loss	(1,874)
Net assets of JCU-at May 31, 2025	$39,452
Denison ownership interest	50.00%
Investment in JCU	$19,726
(1)
The current assets presented are entirely cash and cash equivalents for June 30, 2025, and December 31, 2024.
(2)
Represents JCU net loss for the six months ended May 31, 2025 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies. For the three months ended May 31, 2025, the JCU reported a net loss of $852,000 (for three and six months ended May 31, 2024 - $1,094,000 and $2,257,000, respectively).

7.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-December 31, 2024	$116,512	$2,055	$184,158	$302,725
Additions (note 14)	10,253	129	2,687	13,069
Disposal related to Cosa Transaction (note 5)	-	-	(4,485)	(4,485)
Balance-June 30, 2025	$126,765	$2,184	$182,360	$311,309

Accumulated amortization, depreciation:
Balance-December 31, 2024	$(42,748)	$(316)	$-	$(43,064)
Amortization	(277)	-	-	(277)
Depreciation	(2,407)	(142)	-	(2,549)
Balance- June 30, 2025	$(45,432)	$(458)	$-	$(45,890)

Carrying value:
Balance-December 31, 2024	$73,764	$1,739	$184,158	$259,661
Balance- June 30, 2025	$81,333	$1,726	$182,360	$265,419

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $47,146,000, or 60%, of the June 30, 2025 total carrying value amount of owned Plant and Equipment assets.

The additions to PP&E during the six months ended June 30, 2025 primarily relate to long lead items for Wheeler River, and leasehold improvements.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Mineral Properties

As at June 30, 2025, the Company has various interests in mining, development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly, or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake and McClean Lake, which together represent $170,259,000, or 93.2%, of the total mineral property carrying value as at June 30, 2025.

Transaction with Cosa

On January 13, 2025, Denison closed a transaction with Cosa (see note 5), under which Cosa acquired a 70% interest in Denison's 100%-owned Murphy Lake North, Darby, and Packrat properties. The investment in Cosa was measured in accordance with IAS 28, Investment in Associates and Joint Ventures, at cost with a corresponding reduction of the mineral properties carrying value. The carrying value of the exploration properties disposed of were $4,485,000.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Trade payables	$9,934	$13,289
Payables in MLJV and MWJV	8,236	7,007
Other payables	1,903	1,037
	$20,073	$21,333

9. DEFERRED REVENUE

The deferred revenue balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$32,739	$33,993
	$32,739	$33,993
Deferred revenue-by balance sheet presentation:
Current	$4,517	$4,501
Non-current	28,222	29,492
	$32,739	$33,993

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance-December 31, 2024	$33,993
Revenue recognized during the period (note 14)	(2,651)
Accretion (note 13)	1,397
Balance-June 30, 2025	$32,739

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts expected to be received by Denison.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

During the six months ended June 30, 2025, the Company recognized $2,651,000 of toll milling revenue ($1,276,000 for the three months ended June 30, 2025) from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 10,114,000 pounds U3O8 (100% basis). The draw-down in 2025 includes a cumulative increase in revenue for prior periods of $113,000 resulting from changes in estimates to the toll milling rates during 2025.

For the comparative three and six months ended June 30, 2024, the Company recognized $1,326,000 and $2,158,000 of toll milling revenue from the draw-down of deferred revenue, respectively based on Cigar Lake toll milling production of 9,468,000 pounds U3O8 (100% basis). The draw-down in 2024 includes a cumulative decrease in revenue for prior periods of $207,000 resulting from changes in estimates to the toll milling rates during 2024.

During the six months ended June 30, 2025, the Company recognized accretion expense of $1,397,000, including a true-down adjustment of $41,000 due to the change in the estimated timing of milling of the Cigar Lake ore (June 30, 2024, accretion expense of $1,561,000 including a $63,000 true up adjustment).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

10. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Reclamation obligations-by item:
Elliot Lake	$18,089	$18,071
MLJV and MWJV	12,400	12,057
Wheeler River and other	2,225	2,186
	$32,714	$32,314

Reclamation obligations-by balance sheet presentation:
Current	$1,569	$1,713
Non-current	31,145	30,601
	$32,714	$32,314

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2024	$32,314
Accretion (note 13)	922
Expenditures incurred	(522)
Balance-June 30, 2025	$32,714

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust. The trust had a balance of $4,172,000 as at June 30, 2025 (December 31, 2024 - $3,652,000).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly, as at June 30, 2025, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan.

11. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2024	895,713,101	$1,665,189
Issued for cash:
Share option exercises	125,001	165
Share option exercises-transfer from contributed surplus	-	84
Share unit exercises-transfer from contributed surplus	538,998	928
Other share issues proceeds-net of transaction costs	45,442	108
709,441		1,285
Balance-June 30, 2025	896,422,542	$1,666,474

12. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2025	2024	2025	2024

Share based compensation expense for:
Share options	$(336)	$(368)	$(822)	$(745)
RSUs	(764)	(925)	(1,664)	(1,467)
Share based compensation expense	$(1,100)	$(1,293)	$(2,486)	$(2,212)

An additional $5,740,000 in share-based compensation expense remains to be recognized, up until May 2028, on outstanding share options and share units at June 30, 2025.

Share Options

Share options granted in 2025 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	2025
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2024	5,649,167	$1.85
Grants	1,671,000	1.99
Exercises (1)	(125,001)	1.32
Forfeitures	(111,333)	2.33
Share options outstanding-June 30, 2025	7,083,833	$1.89
Share options exercisable- June 30, 2025	3,828,504	$1.70
(1)
The weighted average share price at the date of exercise was CAD$2.10.

A summary of the Company’s share options outstanding at June 30, 2025 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 1.00 to $ 1.50	1.76	2,558,499	1.40
$ 1.51 to $ 2.00	3.45	2,769,334	1.93
$ 2.01 to $ 2.50	3.38	288,000	2.18
$ 2.51 to $ 3.00	3.68	1,468,000	2.62
Share options outstanding-June 30, 2025	2.88	7,083,833	$1.89

Share options outstanding at June 30, 2025 expire between March 2026 and May 2030.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the weighted-average assumptions used in the model to determine the fair value of share options granted:

Six Months Ended
June 30, 2025

Risk-free interest rate	2.64% - 2.75%
Expected stock price volatility	56.68% - 57.43%
Expected life	3.40 years
Expected dividend yield	-
Fair value per options granted	$0.86 to $0.91

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Share Units

RSUs granted under the Share Unit Plan in 2025 vest ratably over a period of three years.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2024	6,944,751	$1.56	260,000	$0.98
Grants	1,640,000	2.11	-	-
Exercises (1)	(538,998)	1.72	-	-
Forfeitures	(107,667)	2.06	-	-
Units outstanding–June 30, 2025	7,938,086	$1.66	260,000	$0.98
Units vested–June 30, 2025	4,797,752	$1.29	260,000	$0.98
(1)
The weighted average share price at the date of exercise was $2.07 for RSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

13. SUPPLEMENTAL FINANCIAL INFORMATION

The accumulated other comprehensive income balance consists of:

	At June 30	At December 31
(in thousands)	2025	2024

Cumulative foreign currency translation	$270	$460
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,632	$1,822

The components of Other income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2025	2024	2025	2024

Gains (losses) on:
Foreign exchange	$(1,110)	$477	$(1,127)	$1,111
Fair value changes (note 5):
Investments-equity instruments	1,620	(2,628)	2,101	(3,424)
Investments-uranium	31,776	(80)	4,527	(5,757)
Investments-convertible debentures	270	(2,074)	(508)	(1,435)
Gain on recognition of proceeds–UI Repayment Agreement	415	-	846	396
Uranium investment carrying charges	(176)	(215)	(408)	(426)
Other	27	(76)	(16)	(143)
Other income (expense)	$32,822	$(4,596)	$5,415	$(9,678)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The components of Finance income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2025	2024	2025	2024

Interest income	$941	$2,144	$2,301	$4,282
Interest expense	(1)	(2)	(2)	(3)
Accretion expense
Deferred revenue (note 9)	(719)	(749)	(1,397)	(1,561)
Reclamation obligations (note 10)	(461)	(473)	(922)	(946)
Other	(53)	(18)	(98)	(29)
Finance income (expense)	$(293)	$902	$(118)	$1,743

        The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended June 30
(in thousands)	2025	2024

Change in non-cash working capital items:
Trade and other receivables	$(1,263)	$(509)
Inventories	(356)	375
Prepaid expenses and other assets	(428)	311
Accounts payable and accrued liabilities	(2,498)	1,273
Change in non-cash working capital items	$(4,545)	$1,450

14. SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Company also previously had a third primary segment of operations, which segment included the results of the Company’s environmental services business which provided mine decommissioning and other services to third parties. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$2,651	-	2,651

Expenses:
Operating expenses	(2,609)	-	(2,609)
Exploration	(10,564)	-	(10,564)
Evaluation	(20,136)	-	(20,136)
General and administrative	-	(9,346)	(9,346)
	(33,309)	(9,346)	(42,655)
Segment loss	$(30,658)	(9,346)	(40,004)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	2,651	-	2,651
	$2,651	-	2,651

Capital additions:
Property, plant and equipment (note 7)	$11,933	1,136	13,069

Long-lived assets:
Plant and equipment
Cost	$120,732	8,217	128,949
Accumulated depreciation	(45,281)	(609)	(45,890)
Mineral properties	182,360	-	182,360
	$257,811	7,608	265,419

For the three months ended June 30, 2025, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,276	-	1,276

Expenses:
Operating expenses	(1,386)	-	(1,386)
Exploration	(2,510)	-	(2,510)
Evaluation	(11,106)	-	(11,106)
General and administrative	-	(4,603)	(4,603)
	(15,002)	(4,603)	(19,605)
Segment loss	$(13,726)	(4,603)	(18,329)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	1,276	-	1,276
	$1,276	-	1,276

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$2,158	-	2,158

Expenses:
Operating expenses	(2,587)	-	(2,587)
Exploration	(7,168)	-	(7,168)
Evaluation	(12,409)	-	(12,409)
General and administrative	(19)	(7,306)	(7,325)
	(22,183)	(7,306)	(29,489)
Segment loss	$(20,025)	(7,306)	(27,331)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	2,158	-	2,158
	$2,158	-	2,158

Capital additions:
Property, plant and equipment (note 7)	$4,136	106	4,242

Long-lived assets:
Plant and equipment
Cost	$109,348	6,648	115,996
Accumulated depreciation	(40,041)	(1,459)	(41,500)
Mineral properties	181,942	-	181,942
	$251,249	5,189	256,438

For the three months ended June 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,326	-	1,326

Expenses:
Operating expenses	(1,367)	-	(1,367)
Exploration	(1,755)	-	(1,755)
Evaluation	(6,708)	-	(6,708)
General and administrative	-	(3,741)	(3,741)
	(9,830)	(3,741)	(13,571)
Segment loss	$(8,504)	(3,741)	(12,245)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	1,326	-	1,326
	$1,326	-	1,326

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.
INCOME TAXES

During the six months ended June 30, 2025, the Company recognized deferred tax recoveries of $6,107,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $5,850,000 relating to the February 2025 renunciation of the tax benefits associated with the Company’s $14,100,000 flow through share issue in December 2024.

16. RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada Energy Ltd. (“KHNP Canada”, which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the “KHNP SRA”). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays above 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2025	2024	2025	2024

Salaries and short-term employee benefits	$(883)	$(913)	$(3,820)	$(2,608)
Share-based compensation	(668)	(900)	(1,612)	(1,653)
Key management personnel compensation	$(1,551)	$(1,813)	$(5,432)	$(4,261)

17. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During 2025 and 2024, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques. The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at June 30, 2025 and December 31, 2024:

	Financial	Fair	June 30,	December 31,
	Instrument	Value	2025	2024
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$54,533	$108,518
Trade and other receivables	Category B		4,115	3,075
Investments
Equity instruments-shares	Category A	Level 1	7,555	6,280
Equity instruments-warrants	Category A	Level 2	1,433	280
Convertible Debentures	Category A	Level 3	12,492	13,000
Restricted cash and equivalents
Elliot Lake Reclamation Trust	Category B		4,172	3,652
Credit facility pledged assets	Category B		7,972	7,972
			$92,272	$142,777

Financial Liabilities:
Account payable and accrued liabilities	Category C		20,073	21,333
Debt obligations	Category C		2,391	2,414
			$22,464	$23,747
(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate.

Letters of Credit Facility

In December 2024, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Fourth Amended and Restated Credit Agreement (the “Credit Facility”), to extend the maturity date to January 31, 2026. All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75% respectively. During the six months ended June 30, 2025, the Company incurred letter of credit fees of $205,000 (June 30, 2024 - $207,000).

At June 30, 2025, the Company is in compliance with its Credit Facility covenants and has access to letters of credit of up to $23,964,000 (December 31, 2024 - $23,964,000). The Credit Facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 10).

18. COMMITMENTS AND CONTINGENCIES

Capital Commitments

As of June 30, 2025, the Company has entered into $37,652,000 in committed capital purchases related to its share of the long lead item procurement for the Wheeler Joint Venture ($41,836,000 in committed capital purchases on 100% basis). These commitments are related to long lead items and expected to be received over the next 12 to 24 months.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Sale of Uranium

During June 2025, the Company entered into three uranium sales contracts to sell 300,000 pounds of U3O8 at an average price of US$76.00 per pound. These transactions have settled or are expected to settle in the third quarter of 2025.
.